SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE Inc. - Lawsuit Launched Against BCE and Seven Former
Directors of Teleglobe Inc.

Montreal, QUEBEC, November 18, 2005 — BCE Inc. today announced that a lawsuit was filed in the Ontario Superior Court of Justice by Kathy Morgan, in her capacity as Plan Administrator of Teleglobe Inc., against BCE and seven former directors of Teleglobe Inc.

The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE. Plaintiff is also seeking a declaration that the former directors breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act. The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

With regard to the claims against the former directors, Teleglobe Inc. was at the relevant time a subsidiary of BCE. Pursuant to standard policies and subject to applicable law, the seven former Teleglobe Inc. directors are entitled to be indemnified by BCE in connection with this lawsuit.

Based on its knowledge of the facts, BCE strongly believes that the claims contained in the plaintiff’s lawsuit are without merit. BCE and the former directors of Teleglobe Inc. will vigorously defend themselves against these claims to the fullest extent.

About BCE

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For Further Information:
Pierre Leclerc
Bell Canada, Media Relations
514-391-2007
1-877-391-2007
pierre.leclerc@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: November 21, 2005